Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

[redacted]

08005110

24 September 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

SEC
Mail Processing
Section

SEP 26 2008

Washington, DC
105

PROCESSED
OCT 01 2008
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

22 September 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 19 September 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 19 September 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

MACQUARIE

17 September 2008

Ms Kim-Ly Nguyen
Principal Adviser, Issuers
(Sydney)
Australian Securities Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By email: kim-ly.nguyen@asx.com.au

Dear Kim-Ly

Response to ASX Query

We refer to your query today regarding the trading of ordinary shares in Macquarie Group Limited ("**Company**") over the last three days and advise as follows:

1 **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?**

The Company is not aware of any information concerning it that has not already been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2 **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?**

Not applicable.

3 **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

The Company is not aware of any other explanation for the price change and the increase in volume in the securities of the Company.

4 **Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.**

The Company is in compliance with the ASX listing rules and, in particular, listing rule 3.1.

We refer you to our announcement earlier today that Standard and Poor's (S&P) has reaffirmed its ratings for the Macquarie group of companies and revised its outlook to negative due to market turmoil. We understand that S&P advised subscribers of its revised outlook at about 4.10 pm today (Sydney time) and published an explanatory media release shortly after 5.00 pm today (Sydney time).

Please also refer to the announcements made at the Company's AGM on 23 July 2008 and our announcement on 4 September 2008 headed "Presentation to Morgan Stanley Australian Investment Conference London", for our most recent update on the performance and operations of Macquarie Group Limited.

Yours sincerely

Dennis Leong
Company Secretary

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0629
Facsimile 61 2 9241 7620
www.asx.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

17 September 2008

Mr Dennis Leong
Company Secretary
Macquarie Group Limited
Level 7
1 Martin Place
Sydney NSW 2000

Dear Dennis

Macquarie Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from an opening price of $40.00 on Monday, 15 September 2008 to a low of $33.28 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **kim-ly.nguyen@asx.com.au** or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. A.E.S.T.) on **Thursday, 18 September 2008**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

[Sent electronically without signature]

Kim-Ly Nguyen

<u>Principal Adviser, Issuers (Sydney)</u>

Direct Line: (02) 9227 0629

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP NOTES S&P HAS REAFFIRMED RATINGS AND REVISED OUTLOOKS TO NEGATIVE DUE TO FINANCIAL MARKET TURMOIL

SYDNEY, 17 September 2008 – Macquarie Group Limited today noted that Standard and Poor's (S&P) had reaffirmed its ratings for the Macquarie group of companies: 'A' long-term and 'A-1' short-term issuer credit ratings on Macquarie Bank Limited, and 'A-' long-term and 'A-2' short-term issuer credit ratings on Macquarie Group Limited, Macquarie Financial Holdings Limited, and Macquarie International Finance Limited.

The Group's Chief Financial Officer, Mr Greg Ward, noted that S&P in reaffirming the ratings for the Macquarie group of companies observed:

- The group's "limited direct exposure to the impact of the current global financial market turmoil, and very capable management of its liquidity, capital and counterparty exposures".
- "Macquarie's well-developed risk management systems are robust enough to deal with the market uncertainties under most stress situations commensurate with a 'A' rating category".
- "The financial and business fundamentals of the Macquarie group are unlikely to be materially affected by the current dislocation in financial markets".
- The group is "likely to maintain a strong earnings profile" and is "unlikely to have material credit or mark-to-market losses because it has very limited exposures to subprime mortgages, collateralized debt obligations (CDOs) and counterparties whose credit quality has materially worsened in recent days".

The Group noted the outlook for the Macquarie group of companies had been revised to negative from stable due to financial market turmoil but that the most likely scenario is that the agency's ratings on Macquarie group entities will remain at their current levels.

Macquarie also noted reported comments by Moody's Investors Service Senior Vice President, Mr Patrick Winsbury, who said: "The fundamental story at Macquarie is very different from anything you've seen in the US. They have done an extremely good job avoiding all the pitfalls so far in the crisis."

Mr Ward said that while current markets are challenging, the Group remains profitable, well capitalised and well funded with liquid assets of more than $A20 billion as at 30 June 2008. The Group's existing long term funding sources exceed the Group's long term assets; the Group has raised over $A6 billion of long term funding from various sources since 31 March 2008. As we have previously noted, we have been carefully managing exposures to professional counterparties for some time.

Macquarie Group is regulated by the Australian Prudential Regulation Authority (APRA) as a holding company of an Australian bank.

The Group also advised that it had an exposure to Lehman Brothers group of $A21 million and $A33 million to American International Group which separately and combined are not material.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

END